UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of: August 2024 (Report No. 6)

Commission file number: 001- 38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A

Tel Aviv 6971916, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

Attached hereto and incorporated by reference herein is the Notice of Annual General Meeting of Shareholders, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders of SciSparc Ltd. (the “Company”) to be held on Tuesday, October 1, 2024 (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value, of the Company at the close of business on Tuesday, August 27, 2024, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K and its exhibits, are incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-275305, 333-269839, 333-266047, 333-233417, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437 and 333-225773) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
99.1	Notice and Proxy Statement for the Annual General Meeting to be held on October 1, 2024.

99.2	Proxy Card for the Annual General Meeting to be held on October 1, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: August 22, 2024	By	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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